May 19, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Credex Corporation

Application for Withdrawal of Registration Statement on Form S-1

File No. 333-192947

Ladies and Gentlemen:

Credex Corporation (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-192947), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 19, 2013 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. In light of the Company’s current financial condition, the Company is not able to pay for the expense of revising and amending the Registration Statement as required in connection with previous comments from the Commission.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

CREDEX CORPORATION

By: /s/ Russell Heaton

Russell Heaton, Chief Executive Officer